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JONATHAN GAINES jonathan.gaines@dechert.com +1 212 641 5600 Direct +1 212 698 3599 Fax

January 29, 2020

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:       Ms. Karen Rossotto, Esq.

Re:	CION Ares Diversified Credit Fund, File No. 333-212323 (the “Fund”)

Dear Ms. Rossotto:

We are writing in response to your comments on January 10, 2020 regarding the Fund’s preliminary proxy statement filed on Schedule 14A pursuant to the rules and regulations of the Securities Exchange Act of 1934, as amended (the “Preliminary Proxy Statement”). The Preliminary Proxy Statement was filed on January 3, 2020 and relates to a special meeting of shareholders being held to solicit approval of the Third Amended and Restated Investment Advisory Agreement between the Fund and CION Ares Management, LLC. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below.

On behalf of the Fund, set forth below are the comments from the Staff of the Securities and Exchange Commission (the “Staff”) along with our responses to such comments, as requested.  All capitalized terms not defined herein shall have the meaning as set forth in the Preliminary Proxy Statement.

Proxy Statement

1.
Comment: Please discuss the purpose of amending the Existing Advisory Agreement in the shareholder letter accompanying the proxy statement. In addition, please state the projected impact of the Amended Advisory Agreement on the advisory fees payable by each of class of the Fund.

Response: The disclosure has been revised accordingly.

2.
Comment: Please also discuss the purpose for amending the Existing Advisory Agreement under “Proposal 1–Approval of the Third Amended and Restated Investment Advisory Agreement–Background.” In addition, please explain how Fund shareholders would be affected if the proposed Amended Advisory Agreement were approved.

Response: The disclosure has been revised accordingly.

3.
Comment: Please revise the description of the existing Incentive Fee (including, in particular, the operation of the “hurdle rate” and “catch-up” feature) in plain English. In addition, where applicable, please clarify that the relevant percentage rates refer to a percentage of the Fund’s Adjusted Capital.

Response: The disclosure has been revised accordingly.

4.
Comment: Please provide a table showing the current and pro forma advisory fees under the Existing Advisory Agreement and Amended Advisory Agreement, respectively. See Item 22(a)(3)(iv) of Schedule 14A.

Response: The Fund respectfully declines to revise the disclosure in response to this comment, as the Amended Advisory Agreement would have no present impact on the fees payable by the Fund.  Specifically, we note that, as disclosed on page 7 of the proxy statement, no incentive fees were paid under the Advisory Agreement during the Fund’s last fiscal year and no incentive fees would have been payable under the Amended Advisory Agreement during the same period. As the changes proposed in the Amended Advisory Agreement relate solely to the incentive fee calculation, a pro forma presentation would accordingly not show any difference in advisory fees payable between the two agreements.

5.
Comment: The Staff notes that the purpose of replacing Adjusted Capital with net asset value in the denominator of the Incentive Fee equation is to mitigate a substantial operational challenge for the Advisor. Please explain whether this change would have the effect of reducing fees for the Fund.

Response: We do not expect that the reduced operational burden would directly translate into lower Fund fees. The current methodology requires a calculation that is not practical for use in a nightly net asset value product and is not supported by current administrator systems.

6.
Comment: Please revise the disclosure under “Proposal 1–Approval of the Third Amended and Restated Investment Advisory Agreement–Proposed Changes to the Incentive Fee” to clarify that the examples are hypothetical. In addition, please define “NII,” as such term is used throughout the tables.

Response: The disclosure has been revised accordingly.

7.	Comment: Please include the name and address of the Fund’s adviser, administrator and distributor. See Item 22(a)(3)(i) of Schedule 14A.

Response: The disclosure has been revised accordingly.

8.	Comment: Please provide the Staff with an opportunity to review the proxy card before filing the definitive proxy statement.

Response: The Fund has attached a copy of the proxy card to this letter in response to this comment.

9.	Comment: Please indicate whether any of the Advisor’s officers as listed in Exhibit C also serve as officers to the Fund. See Item 22(c)(5) of Schedule 14A.

Response: The disclosure has been revised accordingly.

10.	Comment: Please confirm that the disclosure satisfies all other requirements of Item 22(c) of Schedule 14A (as applicable).

Response:  The Fund confirms that the disclosure satisfies all other requirements of Item 22(c).

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Should you have any questions or comments, please contact the undersigned at 212.641.5600.

Sincerely,

/s/ Jonathan Gaines
Jonathan Gaines